Filed pursuant to Rule No. 424(b)(3)
File Number 333-120700

Prospectus Supplement No. 3
(to Prospectus dated February 10, 2005)

13,949,849 SHARES

Loudeye Corp.

COMMON STOCK

     This Prospectus Supplement No. 3 supplements information contained our prospectus dated February 10, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 13,949,849 shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors).

     You should read this Prospectus Supplement No. 3 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Fourth Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 7, 2005.

RECENT DEVELOPMENTS

Employment Agreement with Lawrence J. Madden as President, Digital Media Solutions

     On March 7, 2005, Loudeye Corp. entered into an Executive Employment Agreement with Lawrence J. Madden, pursuant to which Mr. Madden will serve as President, Digital Media Solutions effective March 7, 2005. Mr. Madden joined Loudeye as Executive Vice President and Chief Financial Officer in March 2004.

     The employment agreement provides for a base salary of $265,000. Subject to stockholder approval of implementation of a restricted stock plan, Loudeye has agreed to issue Mr. Madden a restricted stock award of 100,000 shares of Loudeye’s common stock. This restricted stock award will vest over a four year period, 25% as of March 7, 2006, and the remainder monthly thereafter over three years. If Mr. Madden is terminated without cause or he terminates his employment for good reason or if Mr. Madden is terminated in connection with a change of control of Loudeye, all of his stock options and restricted stock awards will vest in full. The employment agreement provides for the opportunity to receive a bonus of up to 50% of base salary if Mr. Madden meets target performance goals identified by the compensation committee of the board of directors and up to 100% of base salary if Mr. Madden meets maximum performance goals identified by the compensation committee of the board of directors. The actual amount of performance bonuses will be determined by the compensation committee of the board, provided that no bonuses will be paid in the event Loudeye does not have a positive EBITDA balance and not more than 25% of Loudeye’s positive EBITDA balance will be distributed as bonus compensation individually or collectively to Loudeye’s executive leadership team, including Mr. Madden. In the event that Mr. Madden is terminated by the Company without cause, or he resigns for good reason, dies or becomes disabled, or is terminated in connection with a change of control or terminates his employment for good reason following a change of control, Mr. Madden will be entitled to severance equal to twelve months base salary. Mr. Madden has agreed not to compete with Loudeye or solicit customers or employees of Loudeye for one year following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions. Mr. Madden will be entitled to participate in all benefit plans or arrangements applicable to senior executives of Loudeye.

Employment Agreement with Ronald M. Stevens as Chief Financial Officer and Chief Operating Officer

     On March 7, 2005, Loudeye Corp. entered into an Executive Employment Agreement with Ronald M. Stevens, pursuant to which Mr. Stevens will serve as Chief Financial Officer and Chief Operating Officer effective March 7, 2005.

     The employment agreement provides for a base salary of $235,000. Mr. Stevens will receive an option grant to purchase 400,000 shares of Loudeye’s common stock on March 15, 2005. These options will vest over a four year period, 25% as of March 15, 2006, and the remainder monthly thereafter over three years. In addition, subject to stockholder approval of implementation of a restricted stock plan, Loudeye has agreed to issue Mr. Stevens a restricted stock award of 100,000 shares of Loudeye’s common stock. This restricted stock award will vest over a four year period, 25% as of March 7, 2006, and the remainder monthly thereafter over three years. If Mr. Stevens is terminated in connection with a change of control of Loudeye, all of his stock options and restricted stock awards will vest in full. The employment agreement provides for the opportunity to receive a bonus of up to 50% of base salary if Mr. Stevens meets target performance goals identified by the compensation committee of the board of directors and up to 100% of base salary if Mr. Stevens meets maximum performance goals identified by the compensation committee of the board of directors. The actual amount of performance bonuses will be determined by the compensation committee of the board, provided that no bonuses will be paid in the event Loudeye does not have a positive EBITDA balance and not more than 25% of Loudeye’s positive EBITDA balance will be distributed as bonus compensation individually or collectively to Loudeye’s executive leadership team, including Mr. Stevens. In the event that Mr. Stevens is terminated by Loudeye without cause, or he resigns for good reason, dies or becomes disabled, Mr. Stevens will be entitled to severance equal to three months base salary. This severance amount will increase to six months of base salary on January 1, 2006, and to 12 months of base salary on January 1, 2007. In the event Mr. Stevens is terminated in connection with a change of control or terminates his employment for good reason following a change of control, Mr. Stevens will be entitled to severance equal to 12 months of base salary. Mr. Stevens has agreed not to compete with Loudeye or solicit customers or employees of Loudeye for one year following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions. Mr. Stevens will be entitled to participate in all benefit plans or arrangements applicable to senior executives of Loudeye.

     On March 7, 2005, Loudeye also entered into an indemnification agreement with Mr. Stevens. The form of indemnification agreement was previously approved by Loudeye’s Board of Directors and stockholders. Generally, the purpose of the indemnification agreements is to provide the maximum indemnification permitted by law to Loudeye’s directors and officers with respect to actions they take or omit to take in their capacities as officers and directors. The indemnification agreements provide that Loudeye will pay certain amounts incurred by an officer in connection with any civil or criminal action or proceeding, specifically including actions by Loudeye or in its name (derivative suits), where the individual’s involvement is by reason of the fact that he is or was an director or officer. Such amounts include, to the maximum extent permitted by law, attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Loudeye’s best interests. The individual will only be indemnified in connection with any criminal proceeding if such individual had no reasonable belief that his or her conduct was unlawful.

     Mr. Stevens’ biography follows:

     Ronald M. Stevens. Mr. Stevens has served as Chief Financial Officer and Chief Operating Officer since March 2005. In addition, Loudeye has announced that Mr. Stevens will be transitioning into the role of Chief Financial Officer during the second quarter 2005. From October 2000 to December 2004, Mr. Stevens served as chief financial officer of Primus Knowledge Solutions, Inc., a publicly traded software company. From August 1999 to October 2000, Mr. Stevens was the chief financial officer, and was later promoted to president and chief operating officer for OnHealth Network Company, an online resource for health related information. From May 1994 to June 1999, Mr. Stevens served in various roles including senior vice president at Sierra On-Line, Inc., an interactive software publisher.